UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Leap Wireless International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.50% Convertible Senior Notes due 2014

(Title of Class of Securities)

521863AL4

(CUSIP Number of Class of Securities)

S. Douglas Hutcheson

Chief Executive Officer

5887 Copley Drive

San Diego, California 92111

(858) 882-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Robert J. Irving, Jr.

Senior Vice President, General Counsel

and Chief Administrative Officer

5887 Copley Drive

San Diego, California 92111

(858) 882-6000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$254,312,500	$34,688.23

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Value assumes that all $250,000,000 aggregate principal amount of Leap Wireless International, Inc.’s 4.50% Convertible Senior Notes due 2014 are purchased at the tender offer price of $1,005 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of April 23, 2013.
(2)	The amount of the filing fee equals $136.40 per $1,000,000 of Transaction Value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,688.23	Filing Party: Leap Wireless International, Inc.
Form of Registration No.: Schedule TO	Date Filed: March 26, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

INTRODUCTION

This Amendment No. 2 (the “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Leap Wireless International, Inc., a Delaware corporation (the “Company”) on March 26, 2013, as amended by Amendment No. 1 filed with the SEC on April 12, 2013 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) to purchase any and all of the Company’s $250,000,000 in aggregate principal amount of outstanding 4.50% Convertible Senior Notes due 2014 (the “Convertible Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013, (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed as Exhibits to the Schedule TO. Except as set forth in this Amendment, Amendment No. 1 and the Supplement to Offer to Purchase, dated April 11, 2013 (filed as an Exhibit to Amendment No. 1), the terms of the Offer remain the same as set forth in the Offer to Purchase and the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

Items 1 through 11

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

1. The section entitled “Summary Term Sheet — Conditions to the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

“The Financing Condition was satisfied on April 15, 2013.”

2. The second paragraph of the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

“The Financing Condition was satisfied on April 15, 2013.”

3. The section entitled “The Offer — Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by the information set forth under Items 1.02 and 2.03 of the Company’s Current Report on Form 8-K dated April 15, 2013 and incorporated herein by reference, and by adding the following paragraph:

“In satisfaction of the Financing Condition, Cricket borrowed $1,425 million in aggregate principal amount of Incremental Term Loans under the Incremental Term Loan Facility under the Credit Agreement on April 15, 2013, resulting in net proceeds to Cricket of approximately $1,399 million after deducting estimated transaction fees and expenses.”

4. The section entitled “The Offer — Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following sentence:

“The Financing Condition was satisfied on April 15, 2013.”

5. The section entitled “Conditions to the Offer — Financing Condition” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph:

“The Financing Condition was satisfied on April 15, 2013. In satisfaction of the Financing Condition, Cricket borrowed $1,425 million in aggregate principal amount of Incremental Term Loans under the Incremental Term Loan Facility under the Credit Agreement on April 15, 2013, resulting in net proceeds to Cricket of approximately $1,399 million after deducting estimated transaction fees and expenses.”

6. The section entitled “Miscellaneous — Plans” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“On April 15, 2013, Cricket consummated the borrowing of Incremental Term Loans under the Incremental Term Loan Facility in an aggregate principal amount of $1,425 million, resulting in net proceeds to Cricket of approximately $1,399 million after deducting estimated transaction fees and expenses. Also on April 15, 2013, Cricket delivered a notice of redemption to redeem all of its Secured Notes and used approximately $1,185 million of the net proceeds from the Incremental Term Loans to fund the redemption payment (including accrued interest) and to satisfy and discharge the indenture governing the Secured Notes.”

7. The table in the section entitled “Incorporation of Certain Documents by Reference” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“•	Annual Report on Form 10-K for the year ended December 31, 2012; and

•	Current Reports on Form 8-K, dated March 5, 2013 and filed with the Commission on March 11, 2013, dated March 8, 2013 and filed with the Commission on March 11, 2013, and dated April 15, 2013 and filed with the Commission on April 15, 2013.”

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit Number	Description

(a)(5)(ii)	Press Release, dated April 15, 2013 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, dated April 15, 2013 and filed with the SEC on April 15, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAP WIRELESS INTERNATIONAL, INC.

By:	/s/ ROBERT J. IRVING, JR.
	Name:	Robert J. Irving, Jr.
	Title:	Senior Vice President, General Counsel and Chief Administrative Officer

Dated: April 15, 2013

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated March 26, 2013.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Form of Letter to DTC Participants.

(a)(1)(iv)*	Form of Letter to Clients.

(a)(1)(v)**	Supplement to Offer to Purchase, dated April 11, 2013.

(a)(5)(i)*	Press Release, dated March 26, 2013.

(a)(5)(ii)	Press Release, dated April 15, 2013 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K, dated April 15, 2013 and filed with the SEC on April 15, 2013).

(b)(i)	Credit Agreement, dated as of October 10, 2012, among Cricket Communications, Inc., Leap Wireless International, Inc. and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated October 10, 2012 and filed with the SEC on October 10, 2012).

(b)(ii)	Amendment No. 1 to Credit Agreement and Subsidiaries Guaranty, dated as of March 8, 2013, among Leap Wireless International, Inc., Cricket Communications, Inc., the lenders party thereto and Deutsche Bank Trust Company Americas, as Administrative Agent and Parity Lien Representative, and, with respect to certain sections only, Cricket License Company, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, dated March 8, 2013 and filed with the SEC on March 11, 2013).

(c)	Not applicable.

(d)	Indenture, dated as of June 25, 2008, between the Company and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated June 25, 2008 and filed with the SEC on June 30, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 26, 2013.
**	Previously filed with Amendment No. 1 to the Schedule TO on April 12, 2013.

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